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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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                             ALEXANDER & ALEXANDER
                                 SERVICES INC.
                           (NAME OF SUBJECT COMPANY)

                          SUBSIDIARY CORPORATION, INC.
                          A WHOLLY OWNED SUBSIDIARY OF

                                AON CORPORATION
                                   (BIDDERS)

    COMMON STOCK, $1.00 PAR VALUE                      014476 10 5
   (Title of Class of Securities)               (CUSIP Number of Class of
                                                       Securities)

                              RAYMOND I. SKILLING
                           EXECUTIVE VICE PRESIDENT &
                                 CHIEF COUNSEL
                                AON CORPORATION
                             123 NORTH WACKER DRIVE
                            CHICAGO, ILLINOIS 60606
                                 (312) 701-3000

          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                    Copy to

                                SIDLEY & AUSTIN
                            ONE FIRST NATIONAL PLAZA
                            CHICAGO, ILLINOIS 60603
                                 (312) 853-7000
                           ATTENTION: THOMAS A. COLE

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  Aon Corporation, a Delaware Corporation (the "Parent"), and Subsidiary
Corporation, Inc., a Maryland corporation (the "Offeror") and a wholly owned subsidiary of Parent, hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (the "Statement"), originally filed on December 16, 1996, with respect to their offer to purchase all outstanding shares of Common Stock, par value $1.00 per share (the "Common Stock"), of Alexander & Alexander Services Inc., a Maryland corporation (the "Company"), including the associated preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of June 11, 1987, between the Company and First Chicago Trust Company of New York, formerly Morgan Shareholder Services Trust Company, as Rights Agent, as amended (collectively, the "Shares"), as set forth in this Amendment No. 1. Capitalized terms not defined herein shall have the meanings assigned thereto in the Statement.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

  (a)(10) Retraction and Tender Request.

  (a)(11) Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients Holding Class 1 Special Shares (the "RSC Shares") of Reed Stenhouse Companies Limited ("RSC").

  (a)(12) Letter from Frank G. Zarb, Chairman of the Board, President and Chief Executive Officer of the Company, to Shareholders of RSC, dated December 16, 1996.

  (a)(13) Letter from James S. Horrick, President and Chief Executive Officer of RSC, to Shareholders of RSC, dated December 16, 1996.

  (a)(14) Memorandum from Aird & Berlis to Certain Holders of RSC Shares, dated December 19, 1996.

  (a)(15) Summary Instructions for Mailing Redemption and Tender Request.

  (a)(16) Certificate of Foreign Status on Form W-8.

  (a)(17) Conversion and Tender Request.

  (a)(18) Letter from Frank G. Zarb, Chairman of the Board, President and Chief Executive Officer of the Company, to holders of the Class C Common Stock, dated December 24, 1996.

  (a)(19) Letter from R.A. Iles, Chairman of Alexander & Alexander Services UK plc ("A&A UK"), to Shareholders of A&A UK, dated December 24, 1996.

                                       1
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                                   SIGNATURE

  AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

Dated: December 23, 1996                  Aon Corporation

                                              /s/ Raymond I. Skilling
                                          By: _________________________________
                                             Name: Raymond I. Skilling
                                             Title: Executive Vice President
                                                 and Chief Counsel

                                          Subsidiary Corporation, Inc.

                                              /s/ Raymond I. Skilling
                                          By: _________________________________
                                             Name: Raymond I. Skilling
                                             Title: Vice President and
                                              Secretary

                                       2
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                               EXHIBIT INDEX

 (a) (10) Retraction and Tender Request.
 (a) (11) Letter from Brokers, Dealers, Commercial Banks, Trust Companies and
          Other Nominees to Clients Holding Class 1 Special Shares (the "RSC
          Shares") of Reed Stenhouse Companies Limited ("RSC").
 (a) (12) Letter from Frank G. Zarb, Chairman of the Board, President and Chief
          Executive Officer of the Company, to Shareholders of RSC, dated
          December 16, 1996.
 (a) (13) Letter from James S. Horrick, President and Chief Executive Officer of RSC, to Shareholders of RSC, dated December 16, 1996.
 (a) (14) Memorandum from Aird & Berlis to Certain Holders of RSC Shares, dated
          December 19, 1996.
 (a) (15) Summary Instructions for Mailing Redemption and Tender Request.
 (a) (16) Certificates of Foreign Status on Form W-8.
 (a) (17) Conversion and Tender Request.
 (a) (18) Letter from Frank G. Zarb, Chairman of the Board, President and Chief
          Executive Officer of the Company, to holders of the Class C Common
          Stock, dated December 24, 1996.
 (a) (19) Letter from R.A. Iles, Chairman of Alexander & Alexander Services UK plc ("A&A UK"), to Shareholders of A&A UK, dated December 24, 1996.